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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               SUITE 101.COM, INC.
                                (Name of Issuer)

                           COMMON STOCK $.01 PAR VALUE
                         (Title of Class of Securities)

                                   865073 10 0
                                 (CUSIP Number)

                              Thomas E. Puzzo, Esq.
                        Harris, Mericle & Wakayama, PLLC
                            999 Third Ave., Ste. 3210
                                Seattle, WA 98104
                                 (206) 621-1818
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                             January 26 and 31, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 865073 10 0

     (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Sunny Hirai (S.S. or I.R.S. Identification Nos. of person not required).

     (2) Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

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         (b) [X]

     (3) SEC Use Only

     (4) Source of Funds (See Instructions):  Not Applicable.

     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

     (6) Citizenship or Place of Organization:  Canada

Number of        (7) Sole Voting Power:  250,000
Shares
Beneficially     (8) Shared Voting Power: -0-
Owned by
Each             (9) Sole Dispositive Power:  250,000
Reporting
Person           (10)  Shared Dispositive Power:  -0-
With

     (11) Aggregate Amount Beneficially Owned by Each Reporting Person:  250,000

     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions):   [ ]

     (13) Percent of Class Represented by Amount in Row (11): .02%

     (14) Type of Reporting Person (See Instructions):  IN

ITEM 1.   SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Shares"), of Suite101.com, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1122 Mainland Street, Suite 390, Vancouver, British Columbia, Canada V6B 5L1.

ITEM 2.   IDENTITY AND BACKGROUND.

This Statement is being filed by Sunny Hirai ("Hirai"). Hirai is a citizen of Canada with an address at 15 Shoreline Circle, Port Moody, B.C., Canada V3H 4V9.

Hirai was a director and Chief Technical Officer of the Company from January 1999 until January 2000. Hirai was also a co-founder of i5ive communications, Inc. ("i5ive"). He was a Director and the Chief Technical Officer of i5ive from April 1996 until December 1998. Prior thereto, he was, from June 1993 to April 1996, the owner of Salt and Pepper Graphix, a graphic design company, and from June 1994 to April 1995 he was the head of marketing at Artel Educational Resources. From June 1993 to June 1994, he was engaged in marketing with Sunny Marketing, Inc., a seafood brokerage firm. Hirai is a graduate from the British Columbia Institute of Technology, specializing in Small Business Marketing Management.

Hirai has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION.

Mr. Hirai acquired the securities referenced herein for investment purposes. Due to market conditions and other factors he has deemed material to an investment decision, Mr. Hirai has disposed of 872,068 shares of Shares he beneficially owned in two (2) privately negotiated transactions.

As of the date hereof, except as described herein, Hirai does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of the date hereof, Mr. Hirai is the record and beneficial owner of 250,000 shares of Common Stock. This number represents .02% of the issued and outstanding shares of Common Stock, based on 12,061,281 shares issued and outstanding as of November 11, 1999.

            (b) Hirai has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose or to direct the disposition of the Shares held by him.

            (c) Transactions during the past 60 days: (1) on January 26, 2000, Mr. Hirai disposed of 436,034 shares of the Common Stock in a private transaction for an aggregate consideration of $708,555, and (2) on January 31, 2000, Mr. Hirai disposed of 436,034 shares of the Common Stock in a private transaction for an aggregate consideration of $708,555.

            (d)  Not applicable

            (e)  January 31, 2000 (insert date)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:    February 22, 2000


/s/ Sunny Hirai
-----------------------------------
Sunny Hirai





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